FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 000-31215

MIND C.T.I. LTD.
(Translation of Registrant's Name into English)

Industrial Park, Building 7, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Announces New Win and Follow-on Orders, Dated November 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2006

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Announces New Win and Follow-on Orders, Dated November 27, 2006.

Exhibit I

MIND Announces New Win and Follow-on Orders

MIND products and services continue to help operators expand offering and add subscribers

Yoqneam, Israel, November 27, 2006 - MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced a new win and customer follow-on orders, mainly from NGN (Next Generation Networks) operators.
MIND has been selected by a new alternative carrier in Central America to support VoIP and IPTV services with its integrated billing and customer care solutions. IPTV is considered a "must-have" service offered by NextGen operators.
MIND has also received follow-on orders for expanded license and professional services from carriers around the world, including one mobile carrier in Europe and one in Africa and two Next Gen operators in Europe (offering VoIP and data services).
MIND provides NextGen operators a converged platform that includes flexible mediation, a seamless integration to the SIP network and full support for multiple IP services. The MIND platform excels thanks to our:

  Interoperability with major vendors of softswitches, including Alcatel, Cirpack, Broadsoft, Cisco, Ericsson, Netcentrex and Sonus.
  Full convergence including support of prepaid and postpaid subscribers.
  Real-time rating for multiple services on a single platform, including IPTV, DSL, voice and content.
  Unlimited number of rating schemes and billing plans offered to service providers, easily implementing new technologies and services pricing requirements.
  Scalability of our end-to-end comprehensive solution.
Monica Eisinger, Chairperson and CEO, commented: "We believe that our large customer base for end-to-end billing and customer-care solutions on softswitch-based networks, our experience in understanding this sophisticated environment and our advanced technology positions us as a market leader in this field. Service providers deploying the MIND solution benefit from our unique expertise and enjoy immediate implementation of new services with differentiated competitive rating schemes."

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNOs). Sentori, Inc. brings over ten years of wireless experience staff and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 40 countries around the world.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: 18882704056
investor@mindcti.com